FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Financial Highlights - Six months ended September 2005]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 27, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Financial Summary For the six months Ended September 30, 2005

Date: Company name (code number): Head office: Stock exchange listings:	October 27, 2005 Nomura Holdings, Inc. (8604) 1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan (In Japan) Tokyo, Osaka, Nagoya (Overseas) New York, Singapore
Representative:	Nobuyuki Koga President and Chief Executive Officer, Nomura Holdings, Inc. Shinji Iwai
For inquiries:	Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd. Tel: (Country Code 81) 3-3211-1811 URL(http://www.nomura.com)

(1) Operating Results

	For the six months ended September 30				For the year ended March 31
	2005		2004		2005
	(Yen amounts in millions, except per share data)
Total revenue	947,979		504,123		1,126,237
Change from the six months ended September 30, 2004	88.0

Net revenue	668,980		370,769		799,190
Change from the six months ended September 30, 2004	80.4

Income before income taxes	148,313		88,673		204,835
Change from the six months ended September 30, 2004	67.3

Net income	69,202		44,048		94,732
Change from the six months ended September 30, 2004	57.1

Basic net income per share	36.01		22.69		48.80
Diluted net income per share	35.95		22.68		48.77
Return on shareholders’ equity (ROE)	7.4	*	4.9	*	5.2
Equity in earnings of affiliates	6,654		3,764		9,081
Average number of shares outstanding	1,921,644,125		1,941,476,091		1,941,401,477
Difference in recognition method with latest fiscal year: none

Note: Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts for the six months ended September 30, 2004 have been reclassified.

* ROE for the six months ended September 30, 2005 and 2004 are calculated as follows:

Net income x 2
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2) Financial Position

	At September 30		At March 31
	2005	2004	2005
	(Yen amounts in millions, except per share data)
Total assets	36,069,965	32,566,870	34,488,853
Shareholders’ equity	1,869,148	1,829,788	1,868,429
Shareholders’ equity as a percentage of total assets	5.2	5.6	5.4
Book value per share	981.51	942.50	962.48
Number of shares outstanding	1,904,363,154	1,941,421,223	1,941,261,889

(3) Cash flows

	For the six months ended September 30		For the year ended March 31
	2005	2004	2005
	(Yen amounts in millions)
Net cash provided by (used in) operating activities	(433,741)	(367,309)	(278,929)
Net cash provided by (used in) investing activities	(17,185)	(58,369)	(32,564)
Net cash provided by (used in) financing activities	563,203	223,970	385,061
Cash and cash equivalents at end of period	840,583	449,598	724,637

(4) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 166

Number of affiliated companies, which were accounted for by the equity method: 17

(5) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 11	Exclusion 5
Number of equity method application	Inclusion 0	Exclusion 0

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

Financial Summary for the Six Months Ended September 30, 2005

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen
	For the six months ended		(%)	For the year ended
	September 30, 2004 (2004.4.1 ~ 2004.9.30) (A)	September 30, 2005 (2005.4.1 ~ 2005.9.30) (B)	(B-A)/(A)	March 31, 2005
Net revenue	370.8	669.0	80.4	799.2
Non-interest expenses	282.1	520.7	84.6	594.4
Income (loss) before income taxes	88.7	148.3	67.3	204.8

Income tax expense	44.6	79.1	77.3	110.1

Net income	44.0	69.2	57.1	94.7

Return on equity (ROE)	4.9%	7.4%		5.2%

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 669.0 billion yen for the six months ended September 30, 2005, an increase of 80% from the same period last year, and non-interest expenses of 520.7 billion yen, an 85% year-on-year increase, due mainly to the consolidation of Millennium Retailing—an investee company of Nomura Principal Finance—into Nomura’s consolidated financial statements. Income before income taxes rose 67% to 148.3 billion yen and net income increased 57% to 69.2 billion yen. As a result, ROE was 7.4%.

Total of business segments

	Billions of yen		% Change	Billions of yen
	For the six months ended		(%)	For the year ended
	September 30, 2004 (2004.4.1 ~ 2004.9.30) (A)	September 30, 2005 (2005.4.1 ~ 2005.9.30) (B)	(B-A)/(A)	March 31, 2005
Net revenue	340.3	391.2	15.0	709.0
Non-interest expenses	251.1	272.3	8.4	521.4

Income (loss) before income taxes	89.2	118.9	33.4	187.6

US GAAP consolidated financial results include the effect of consolidation/deconsolidation of certain private equity investee companies. Net revenue for business segments (segment total), which excludes these effects and unrealized gain (loss) on investments in equity securities held for relationship purposes, was 391.2 billion yen, an increase of 15% from the prior year. Non-interest expenses increased 8% to 272.3 billion yen, and income before income taxes increased 33% to 118.9 billion yen.

Income (loss) before income taxes by business segment

	Billions of yen		% Change	Billions of yen
	For the six months ended		(%)	For the year ended
	September 30, 2004 (2004.4.1 ~ 2004.9.30) (A)	September 30, 2005 (2005.4.1 ~ 2005.9.30) (B)	(B-A)/(A)	March 31, 2005
Domestic Retail	43.5	71.7	64.8	81.2
Global Markets	34.0	30.8	(9.4)	60.2
Global Investment Banking	13.7	11.3	(17.5)	29.2
Global Merchant Banking	(5.0)	(1.2)	—	(3.0)
Asset Management	3.0	7.3	145.1	7.4

Sub Total	89.1	119.9	34.5	175.0
Other	0.0	(1.0)	—	12.6

Income (loss) before income taxes	89.2	118.9	33.4	187.6

Domestic Retail income before income taxes increased 65% year-on-year to 71.7 billion yen on strong sales of newly launched investment trusts, foreign currency bonds, and MTNs. This represents the highest half-year level since Nomura started reporting quarterly financial results based on US GAAP in the fiscal year ended March 2002. Despite revenue growth in Fixed Income and Equity, Global Markets income before income taxes declined 9% year-on-year to 30.8 billion yen due to increased expenditure related to investment for key businesses. Although M&A/financial advisory fees come in at the highest level on a half-yearly basis since the fiscal year ended March 2002, a reduction in volume of equity finance compared to the same period last year caused Global Investment Banking income before income taxes to decline 18% year-on-year to 11.3 billion yen. Global Merchant Banking income before income taxes improved 3.8 billion yen compared to the prior year due to realized gains and unrealized gains/losses on private equity investments. Asset Management income before income taxes increased 145% year-on-year to 7.3 billion yen as a result of a rise in assets under management due to increases in newly launched funds and funds offering frequent distributions.

Financial Position

Total assets at September 30, 2005, were 36.07 trillion yen, an increase of 1.58 trillion yen compared to March 31, 2005, reflecting an increase in trading-related assets (trading assets and private equity investments, collateralized agreements and receivables arising from unsettled trades (included in receivables)). Total shareholders’ equity at September 30, 2005, was 1.87 trillion yen, an increase of 0.7 billion yen compared to March 31, 2005, reflecting share repurchases. Total liabilities at September 30, 2005, were 34.20 trillion yen, an increase of 1.58 trillion yen compared to March 31, 2005, reflecting an increase in trading-related liabilities (trading liabilities and collateralized financing).

Cash and cash equivalents as at September 30, 2005, increased by 115.9 billion yen compared to March 31, 2005. Net cash used in operating activities amounted to 433.7 billion yen due to an increase in trading-related balances (net of trading-related assets and liabilities). Net cash used in investing activities was 17.2 billion yen, mainly due to a payment for purchase of office buildings, land, equipment and facilities. Net cash provided by financing activities was 563.2 billion yen as a result of an increase in short-term borrowings.

Financial Summary for the Three Months Ended September 30, 2005

Results of Operations

US GAAP Figures

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Net revenue	286.7	382.2	33.3
Non-interest expenses	256.0	264.6	3.4
Income (loss) before income taxes	30.7	117.6	283.0

Income tax expense	22.4	56.7	153.4

Net income	8.3	60.9	631.7

Return on equity (ROE)	1.8%	13.1%

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 382.2 billion yen for the three months ended September 30, 2005, an increase of 33% compared to the previous quarter, due to an increase in Domestic Retail revenue and a recovery in Global Markets revenue spurred on by an improved trading environment. Non-interest expenses increased 3% to 264.6 billion yen, income before income taxes increased 283% to 117.6 billion yen. Net income jumped 632% from the previous quarter to 60.9 billion yen. ROE for the second quarter was 13.1%.

Total of business segments

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Net revenue	171.4	219.8	28.2
Non-interest expenses	134.0	138.3	3.2

Income (loss) before income taxes	37.4	81.5	117.8

Nomura engaged in private equity investment through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Total of business segments excludes these effects and gain (loss) on investments in equity securities held for relationship purposes. Net revenue of business segments for the three months ended September 30, 2005, increased 28% compared to the prior quarter to 219.8 billion yen. Non-interest expenses increased 3% to 138.3 billion yen. Income before income taxes grew 118% to 81.5 billion yen.

Income (loss) before income taxes by business segments

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Domestic Retail	30.3	41.4	36.7
Global Markets	(0.7)	31.5	—
Global Investment Banking	2.2	9.1	320.3
Global Merchant Banking	(5.9)	4.7	—
Asset Management	3.3	4.0	19.8

Sub Total	29.2	90.7	210.7
Other	8.2	(9.2)	—

Income (loss) before income taxes	37.4	81.5	117.8

Domestic Retail income before income taxes for the three months ended September 30, 2005, increased 37% compared to the prior quarter to 41.4 billion yen, due to continued strong distribution of investment trusts and an increase in stock brokerage commissions. Global Markets income before income taxes rebounded from a 0.7 billion yen loss in the previous quarter to 31.5 billion yen due to an improved trading environment. These two segments contributed largely to overall growth. Global Investment Banking income before income taxes increased 320% to 9.1 billion yen, Global Merchant Banking booked 4.7 billion yen, and Asset Management grew 20% to 4 billion yen. All five business segments saw quarter-on-quarter gains in income before income taxes.

Revenue in the Other segment was minus 9.2 billion yen. Total income before income taxes for all segments rose 118% from the previous quarter to 81.5 billion yen.

Business Segment Results for the Three Months Ended September 30, 2005

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Net revenue	84.8	101.4	19.6
Non-interest expenses	54.5	60.0	10.1

Income (loss) before income taxes	30.3	41.4	36.7

Net revenue increased 20% quarter-on-quarter to 101.4 billion yen. Non-interest expenses were up 10% at 60 billion yen. Income before income taxes was 41.4 billion yen, up 37% compared to the prior quarter. Both net revenue and income before income taxes for the second quarter were the highest level since Nomura started reporting quarterly financial results based on US GAAP in the fiscal year ended March 2002.

Stock brokerage commissions grew on a recovery in the equities markets. Investment trust commissions rose to a new record level for the second consecutive quarter since the fiscal year ended March 2002, due to strong demand for the Nomura Global REIT Fund and AllianceBernstein Emerging Growth Stock Fund.

Domestic Retail client assets stood at 51.7 trillion yen as of September 30, 2005, up 5.2 trillion yen from June 30, 2005. As such, Nomura achieved its target of 50 trillion yen in Domestic Retail client assets eighteen months ahead of schedule.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Net revenue	49.8	77.7	56.2
Non-interest expenses	50.5	46.2	(8.5)

Income (loss) before income taxes	(0.7)	31.5	—

Net revenue increased 56% quarter-on-quarter to 77.7 billion yen. Non-interest expenses declined 9% to 46.2 billion yen. Income before income taxes was 31.5 billion yen.

Fixed Income and Equity performed well due to an improved trading environment and a steady increase in client order flow.

In key business areas such as loan-related businesses, the amount of loans handled increased to 210 billion yen in the second quarter. In Europe, the Asset Finance Group saw results through advising on corporate buyouts and originating buyout financing deals. The Equity Derivatives Group built up momentum in fund derivatives.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Net revenue	12.8	20.5	60.0
Non-interest expenses	10.6	11.3	6.8

Income (loss) before income taxes	2.2	9.1	320.3

Net revenue was 20.5 billion yen, up 60% from the three months ended June 30, 2005. Non-interest expenses increased 7% to 11.3 billion yen. Income before income taxes grew 320% to 9.1 billion yen.

Stock underwriting commissions recovered on a global offering by Central Japan Railway and J-REIT deals. MPO investment for the quarter totaled 77.7 billion yen from five deals including Ebara at 40 billion yen and a 31 billion yen deal for GMO Internet. In M&A, Nomura served as financial adviser in such deals as Square Enix’s takeover of Taito and Canon’s buy out of NEC Machinery and Anelva.

Nomura ranked number one in the 2005 (January to September) Equity & Equity-related and M&A league tables1.

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Net revenue	(3.3)	6.9	—
Non-interest expenses	2.6	2.2	(15.2)

Income (loss) before income taxes	(5.9)	4.7	—

Net revenue increased 10.2 billion yen from the prior quarter to 6.9 billion yen, due primarily to realized gains and unrealized gains/losses on private equity investments. Non-interest expenses declined 15% to 2.2 billion yen. Income before income taxes increased 10.5 billion yen compared to the first quarter to 4.7 billion yen.

[1]	Source: Thomson Financial

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Net revenue	12.5	13.8	10.2
Non-interest expenses	9.2	9.9	6.8

Income (loss) before income taxes	3.3	4.0	19.8

Net revenue increased 10% compared to the previous quarter to 13.8 billion yen. Non-interest expenses increased 7% to 9.9 billion yen. Income before income taxes grew 20% to 4 billion yen.

Revenue increased as assets under management grew through continued inflow of assets into Nomura’s expanded lineup of funds offering frequent distributions. The newly launched Nomura Global REIT Fund reached 150 billion yen, contributing to growth in assets under management in the second quarter. Assets under management in funds for bank customers grew 62% from June 30, 2005, to 212 billion yen as of September 30.

Total assets under management were 20 trillion yen as of September 30, 2005, up 1.2 trillion yen from June 30, 2005. Nomura Asset Management’s global balanced fund was selected by Japan Post as one of its funds for distribution starting in October.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Net revenue	14.8	(0.5)	—
Non-interest expenses	6.6	8.7	31.5

Income (loss) before income taxes	8.2	(9.2)	—

Loss before income taxes was 9.2 billion yen for the three months ended September 30, 2005, as equity in earnings of affiliates did not offset losses such as net gain/loss on trading related to economic hedging transactions.

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2005 (2005.4.1 ~ 2005.6.30) (A)	September 30, (2005.7.1 ~ 2005.9.30) (B)	(B-A)/(A)
Compensation and benefits	69.1	70.0	1.2
Commissions and floor brokerage	5.5	8.6	56.3
Information processing and communications	20.5	20.5	0.3
Occupancy and related depreciation	11.3	12.8	14.0
Business development expenses	6.3	7.7	23.2
Other	21.4	18.7	(12.8)

Non-Interest Expenses	134.0	138.3	3.2

Business segment non-interest expenses increased 3% from the previous quarter to 138.3 billion yen.

On an item-by-item basis, compensation and benefits increased 1% to 70.0 billion yen. Commissions and floor brokerage gained 56% to 8.6 billion yen due to increased trading volume. Business development expenses rose 23% to 7.7 billion yen due to higher advertising expenditure.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year Ended
	September 30, 2005 (A)	September 30, 2004 (B)	(A-B)/(B)	March 31, 2005
Revenue:
Commissions	132,650	115,118	15.2	221,963
Fees from investment banking	38,787	47,773	(18.8)	92,322
Asset management and portfolio service fees	44,891	38,030	18.0	78,452
Net gain on trading	114,649	76,640	49.6	201,686
Gain (loss) on private equity investments	(243)	(1,599)	—	7,744
Interest and dividends	317,351	182,993	73.4	401,379
Gain (loss) on investments in equity securities	28,374	(1,353)	—	15,314
Private equity entities product sales	250,307	33,226	653.3	75,061
Other	21,213	13,295	59.6	32,316

Total revenue	947,979	504,123	88.0	1,126,237
Interest expense	278,999	133,354	109.2	327,047

Net revenue	668,980	370,769	80.4	799,190

Non-interest expenses:
Compensation and benefits	176,294	130,149	35.5	274,988
Commissions and floor brokerage	25,514	12,911	97.6	23,910
Information processing and communications	44,745	39,417	13.5	81,408
Occupancy and related depreciation	72,563	26,260	176.3	53,534
Business development expenses	21,753	13,196	64.8	28,214
Private equity entities cost of goods sold	110,711	21,092	424.9	44,681
Other	69,087	39,071	76.8	87,620

	520,667	282,096	84.6	594,355

Income before income taxes	148,313	88,673	67.3	204,835

Income tax expense:
Current	66,913	48,292	38.6	104,393
Deferred	12,198	(3,667)	—	5,710

	79,111	44,625	77.3	110,103

Net income	69,202	44,048	57.1	94,732

	Yen		% Change	Yen
Per share of common stock:
Basic-
Net income	36.01	22.69	58.7	48.80

Diluted-
Net income	35.95	22.68	58.5	48.77

Note: Reclassifications -

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Changes in the fair value of both the embedded derivative and related economic hedges are netted.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	September 30, 2005	March 31, 2005	September 30, 2004
ASSETS
Cash and cash deposits:
Cash and cash equivalents	840,583	724,637	449,598
Time deposits	555,363	419,606	276,262
Deposits with stock exchanges and other segregated cash	71,137	42,513	38,421

	1,467,083	1,186,756	764,281

Loans and receivables:
Loans receivable	420,330	516,295	552,186
Receivables from customers	20,252	12,037	19,262
Receivables from other than customers	1,732,696	718,997	473,050
Allowance for doubtful accounts	(3,022)	(2,801)	(3,831)

	2,170,256	1,244,528	1,040,667

Collateralized agreements:
Securities purchased under agreements to resell	9,177,416	7,201,791	7,411,732
Securities borrowed	7,571,289	7,187,254	6,678,398

	16,748,705	14,389,045	14,090,130

Trading assets and private equity investments (including securities pledged as collateral):
Securities inventory	12,852,741	14,757,597	14,690,911
Derivative contracts	431,660	515,946	463,301
Private equity investments	335,830	326,978	301,381

	13,620,231	15,600,521	15,455,593

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥186,000 million at September 30, 2004, ¥196,827 million at March 31, 2005 and ¥198,073 million at September 30, 2005, respectively)	263,109	261,358	244,506
Private equity entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥1,506 million at September 30, 2004, ¥3,036 million at March 31, 2005 and ¥25,012 million at September 30, 2005 respectively)	432,634	444,726	34,303
Lease deposits	104,520	100,993	42,801
Non-trading debt securities (including securities pledged as collateral)	263,601	277,330	218,895
Investments in equity securities	192,832	172,067	161,077
Investments in and advances to affiliated companies	233,689	228,975	249,752
Deferred tax assets	115,737	114,010	109,786
Other	457,568	468,544	155,079

	2,063,690	2,068,003	1,216,199

Total assets	36,069,965	34,488,853	32,566,870

Note: Reclassifications -

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	September 30, 2005	March 31, 2005	September 30, 2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	861,100	517,065	428,600
Private equity entities short-term borrowings	117,682	116,054	1,424

Payables and deposits:
Payables to customers	266,486	248,089	214,206
Payables to other than customers	518,706	464,178	755,383
Time and other deposits received	303,846	330,216	261,731

	1,089,038	1,042,483	1,231,320

Collateralized financing:
Securities sold under agreements to repurchase	13,360,609	12,603,211	11,553,427
Securities loaned	5,391,902	5,643,782	5,234,081
Other secured borrowings	3,213,915	3,419,192	2,567,341

	21,966,426	21,666,185	19,354,849

Trading liabilities:
Securities sold but not yet purchased	5,351,742	4,895,054	6,201,379
Derivative contracts	541,260	437,119	440,120

	5,893,002	5,332,173	6,641,499

Other liabilities:
Accrued income taxes	56,868	31,937	23,679
Accrued pension and severance costs	99,411	99,565	86,845
Other	578,928	571,787	252,632

	735,207	703,289	363,156

Long-term borrowings	3,115,306	2,798,560	2,690,584
Private equity entities long-term borrowings	423,056	444,615	25,650

Total liabilities	34,200,817	32,620,424	30,737,082

Commitments and contingencies (See Note 2)
Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at September 30, 2004, March 31, 2005, and September 30, 2005	182,800	182,800	182,800

Additional paid-in capital	157,602	155,947	154,938

Retained earnings	1,652,486	1,606,136	1,574,865

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(23,571)	(24,645)	(32,869)
Cumulative translation adjustments	(16,619)	(18,083)	(16,451)

	(40,190)	(42,728)	(49,320)

	1,952,698	1,902,155	1,863,283
Less-Common stock held in treasury, at cost - 24,498,637 shares, 24,657,971 shares, and 61,556,706 shares at September 30, 2004, March 31, 2005, and September 30, 2005 respectively	(83,550)	(33,726)	(33,495)

Total shareholders’ equity	1,869,148	1,868,429	1,829,788

Total liabilities and shareholders’ equity	36,069,965	34,488,853	32,566,870

Note: Reclassifications -

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2005	September 30, 2004	March 31, 2005
Cash flows from operating activities:
Net income	69,202	44,048	94,732
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	42,526	18,273	38,163
(Gain) loss on investments in equity securities	(28,374)	1,353	(15,314)
Deferred income tax expense (benefit)	12,198	(3,667)	5,710
Changes in operating assets and liabilities:
Time deposits	(135,279)	(16,613)	(157,971)
Deposits with stock exchanges and other segregated cash	(26,495)	8,250	3,036
Trading assets and private equity investments	2,120,776	(1,349,960)	(1,552,822)
Trading liabilities	539,690	552,076	(738,575)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,330,938)	102,164	1,402,270
Securities borrowed, net of securities loaned	(638,601)	585,938	483,804
Other secured borrowings	(205,277)	(19,876)	831,974
Loans and receivables, net of allowance	(919,041)	22,994	(158,640)
Payables and deposits received	43,517	(213,293)	(478,796)
Accrued income taxes, net	24,650	(74,732)	(69,418)
Other, net	(2,295)	(24,264)	32,918

Net cash used in operating activities	(433,741)	(367,309)	(278,929)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(44,398)	(17,546)	(59,348)
Proceeds from sales of office buildings, land, equipment and facilities	1,604	616	2,645
Payments for purchases of investments in equity securities	(2,095)	(78)	(79)
Proceeds from sales of investments in equity securities	9,520	6,992	12,985
Decrease (Increase) in non-trading debt securities, net	14,136	(12,029)	(71,604)
Other, net	4,048	(36,324)	82,837

Net cash used in investing activities	(17,185)	(58,369)	(32,564)

Cash flows from financing activities:
Increase in long-term borrowings	743,535	379,876	844,659
Decrease in long-term borrowings	(454,651)	(124,435)	(495,455)
Increase (Decrease) in short-term borrowings, net	343,124	(16,798)	70,181
Proceeds from sales of common stock	8	65	143
Payments for repurchases of common stock	(49,391)	(170)	(475)
Payments for cash dividends	(19,422)	(14,568)	(33,992)

Net cash provided by financing activities	563,203	223,970	385,061

Effect of exchange rate changes on cash and cash equivalents	3,669	13,934	13,697

Net increase (decrease) in cash and cash equivalents	115,946	(187,774)	87,265
Cash and cash equivalents at beginning of the period	724,637	637,372	637,372

Cash and cash equivalents at end of the period	840,583	449,598	724,637

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majo owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity business—

The investments in Private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment. The consolidated subsidiaries in Private equity business are referred to “Private equity entities”.

Changes in the fair value of private equity investments carried at fair value are recorded in (Loss) gain on private equity investments . The determination of fair value is significant to Nomura’s financial condition and results of operations, and requires management to make judgments based on complex factors. As the underlying investments are mainly in non-publicly listed companies, there are no externally quoted market prices available. In calculating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are basically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from detailed projections prepared by the management of each respective investment.

The product sales of private equity entities are recognized upon delivery which is considered to have occurred normally when the customer has taken title to the product and risk and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs, and the corresponding cost of good sold is recorded concurrently with the product sales.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

        Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at the fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes.

Investments in equity securities for Nomura’s operating purposes are recorded as Investments in equity securities in the consolidated balance sheets.

Investments in equity securities for other than operating purposes also includes investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other .

In accordance with U.S. GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated statements of income.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Nomura accounts for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period, which generally is equal to the vesting period.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the assumed conversion of all dilutive securities.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that any unamortized negative goodwill arising from business combinations completed before July 1, 2001 be written off and recognized as a cumulative effect of a change in accounting principle when SFAS No. 142 is adopted. SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replace APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3,”Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 04-5(“EITF 04-5”), “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”. EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate a limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance is effective for existing partnership agreements for financial reporting periods beginning after December 15, 2005 and immediately for all new limited partnership agreements and any limited partnership agreements that are modified, Nomura is currently assessing the impact of the adoption of EITF 04-5.

2.	Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments were as follows:

	Millions of yen
	September 30, 2005	March 31, 2005
Commitments to extend credit and to invest in partnerships	228,690	192,590

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contracts, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen
	September 30, 2005	March 31, 2005
Standby letters of credit and other guarantees	7,152	7,919

3.	Change in additional paid-in capital and retained earnings:

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2005	September 30, 2004	March 31, 2005
Additional paid-in capital
Balance at beginning of period	155,947	154,063	154,063
Gain on sales of treasury stock	0	10	14
Issuance of common stock options	1,655	865	1,870

Balance at end of period	157,602	154,938	155,947

Retained earnings
Balance at beginning of period	1,606,136	1,550,231	1,550,231
Net income	69,202	44,048	94,732
Dividends	(22,852)	(19,414)	(38,827)

Balance at end of period	1,652,486	1,574,865	1,606,136

4.	Comprehensive income:

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2005	September 30, 2004	March 31, 2005
Net income	69,202	44,048	94,732

Other comprehensive income, net of tax:
Change in cumulative translation adjustments	1,464	17,929	16,297
Minimum pension liability adjustment during the period	1,074	1,352	9,576

Total other comprehensive income, net of tax	2,538	19,281	25,873

Comprehensive income	71,740	63,329	120,605

5.	Segment Information-Operating segment:

Business segments’ results are shown in the following table:

(1)	Net revenue

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2005 (A)	September 30, 2004 (B)	(A-B)/(B)	March 31, 2005
Domestic Retail	186,246	151,731	22.7	304,367
Global Markets	127,499	116,685	9.3	243,087
Global Investment Banking	33,238	35,819	(7.2)	75,445
Global Merchant Banking	3,608	411	777.9	7,338
Asset Management	26,374	20,667	27.6	43,522

Sub Total	376,965	325,313	15.9	673,759
Other	14,273	14,965	(4.6)	35,223

Net revenue	391,238	340,278	15.0	708,982

(2) Non-interest expense
	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2005 (A)	September 30, 2004 (B)	(A-B)/(B)	March 31, 2005
Domestic Retail	114,519	108,214	5.8	223,200
Global Markets	96,705	82,688	17.0	182,901
Global Investment Banking	21,952	22,140	(0.8)	46,231
Global Merchant Banking	4,782	5,434	(12.0)	10,370
Asset Management	19,111	17,704	7.9	36,086

Sub Total	257,069	236,180	8.8	498,788
Other	15,247	14,942	2.0	22,612

Non-interest expense	272,316	251,122	8.4	521,400

(3) Income (loss) before income taxes
	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2005 (A)	September 30, 2004 (B)	(A-B)/(B)	March 31, 2005
Domestic Retail	71,727	43,517	64.8	81,167
Global Markets	30,794	33,997	(9.4)	60,186
Global Investment Banking	11,286	13,679	(17.5)	29,214
Global Merchant Banking	(1,174)	(5,023)	—	(3,032)
Asset Management	7,263	2,963	145.1	7,436

Sub Total	119,896	89,133	34.5	174,971
Other *	(974)	23	—	12,611

Income before income taxes	118,922	89,156	33.4	187,582

*	The major components of income / (loss) before income taxes

Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) income taxes in “Other”

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2005 (A)	September 30, 2004 (B)	(A-B)/(B)	March 31, 2005
Net gain/loss on trading related to economic hedging transactions	(11,251)	(8,499)	—	(9,687)
Realized gain on investments in equity securities held for relationship purpose	8,101	4,204	92.7	6,950
Equity in earnings of affiliates	5,688	2,933	93.9	7,271
Corporate items	(3,212)	(1,860)	—	4,519
Others	(300)	3,245	—	3,558

Total	(974)	23	—	12,611

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes in the consolidated income statement information.

(1)	Consolidated net revenue

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2005	September 30, 2004	March 31, 2005
Net revenue	391,238	340,278	708,982
Unrealized gain (loss) on investments in equity securities held for relationship purposes	20,273	(5,557)	8,364
Effect of consolidation/deconsolidation of certain private equity investee companies	257,469	36,048	81,844

Consolidated net revenue	668,980	370,769	799,190

(2) Consolidated non-interest expenses

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2005	September 30, 2004	March 31, 2005
Non-interest expenses	272,316	251,122	521,400
Unrealized gain on investments in equity securities held for relationship purposes	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	248,351	30,974	72,955

Consolidated non-interest expenses	520,667	282,096	594,355

(3) Consolidated income before income taxes

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2005	September 30, 2004	March 31, 2005
Income before income taxes	118,922	89,156	187,582
Unrealized gain (loss) on investments in equity securities held for relationship purposes	20,273	(5,557)	8,364
Effect of consolidation/deconsolidation of certain private equity investee companies	9,118	5,074	8,889

Consolidated income before income taxes	148,313	88,673	204,835

6.	Other:

Other notes to the consolidated financial information will be disclosed when those are available.

Corporate Goals and Principles

Management Policy and Structure of Business Operations

The vision of Nomura Group (the “Company”) is to solidify its position as a “globally competitive Japanese financial institution”.

Japan’s financial market evolution has resulted in more internationalization and deregulation. The Company’s management objective is to capture the securities business from a broader perspective, continue strengthening and expanding our domestic operations whilst, simultaneously, utilizing Nomura Group’s comprehensive capabilities around the world to grow our business on a global scale.

One of the management’s goal is to maintain an average consolidated ROE of 10 to 15% over the medium to long run.

In executing the business strategy, the Company focuses on business lines, which are linked globally, rather than individual legal entities. Nomura Group’s business lines are comprised of Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Global Markets consists of Global Fixed Income, Global Equity and Asset Finance.

In addition, within Global Markets, together with Global Fixed Income and Global Equity, we have established Asset Finance as a new business line.

The Company has established these business lines to meet client requirements, with the objective to expand and strengthen our operations both at home and abroad. In order to achieve this, the Company has delegated appropriate executive authority to each of the respective business lines, with the aim to increase Nom Group’s competitive position through the continuation of establishing a solid platform via linkages between the lines and enhancement of professional skills within each line.

Business Line

Dividend Policy

When determining the amount of any cash dividend, the Company will first consider the maintenance of capital sufficient to capture business opportunities as they may develop. The Company will then decide the target dividend amounts, taking into account the firm’s dividend-on-equity ratio (DOE). Lastly, when the Company achieves a sufficient level of profit, it will decide the amount of the cash dividend taking into consideration the pay-out ratio. As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Current Challenges

The business environment which the Company is facing, continues to change at a rapid pace on the back of further structural adjustments in the domestic money flows as well as deregulation taking place within the economy.

In this environment, the Company will continue to analyze markets, viewing the securities business from a wider perspective, accelerate its global operations to meet the diverse requirements of our customers on a prompt, flexible basis, with the ultimate objective in providing the best service for various types of investment advice.

In Domestic Retail, the Company will aim to shift personal financial assets away from bank savings to securities market, expanding and strengthen our customer base. For that purpose, we will continue to take a “Core Value Formation” strategy, in which we aim to serve products and services that our customers find to be of “value”. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, the Company through close coordination between Domestic Retail and Global Investment Banking, will provide high value added solutions in the field of Global Fixed Income, Global Equity and Asset Finance, through the application of financial technology such as securitization and derivatives, provide liquidity, to financial products such as interest rates, foreign exchange, credit, equity and real estate related products.

In Global Investment Banking, the Company will fully utilize its network to provide high value added solutions to increase their share holder’s value, such as M&A for capital structure changes or business expansion.

In Global Merchant Banking, the Company through co-work with other business lines, will try to maximize the value of our investments by improving rationality of companies and exit process, thus increasing the business area of Nomura Group.

In Asset Management, the Company will continue in maintaining a structure which can continuously add value by concentrating our operations, enhancing research capabilities improving our analysis. The Company also aims to increase its assets under management through increase a variety of investment opportunities they can offer and its sales channel to investor. In its defined contribution pension plan business, the Company will increase their customer base by offer their integrated services which include from consulting for plan implementation to offer individual product.

Nomura Group will aim to fully utilize its combined strengths on an expedient basis, continuing its efforts in the development of the Japanese economy and expansion of its financial market, while expanding our client horizon to strengthen our earnings base, for enhancing shareholder’s value.

Basic concept of corporate governance, and the status of its implementation

(Basic concept of corporate governance)

The Company in conjunction with the domestic companies of the Nomura Group has adopted the Committee System since June 2003.

Under the Committee System, management oversight functions are separated from business operation functions and many of the powers to execute business activities are delegated to executive officers. The Company can make quicker management decisions on a consolidated basis. Under this corporate governance structure, the Company has maintained three committees: a Nomination Committee, an Audit Committee and a Compensation Committee, each of which has a majority of outside directors, aimed at strengthening management oversight and further improving transparency.

The Company has maintained “Code of Ethics of Nomura Group” concerning the basic principles of corporate governance and social responsibilities to guide all directors, officers and employees of the Nomura Group.

The Company has adopted procedures under which the Audit Committee shall discuss and approve proposals by the Chief Financial Officer regarding fees for the Company’s independent accountant and the type of services to be provided.

(The status of corporate governance policy implementation)

1) The status of corporate governance regarding management decision-making, implementation and oversight, etc. in administrative organization

(1)	The Committee System or the Statutory Auditor System

As described above, the Company has adopted the Committee System since June 2003.

(2)	Appointment of outside directors

Board of Directors of the Company is comprised of eleven directors including four outside directors as defined under the Commercial Code of Japan.

(3)	Overview of the Committees

(i)	Nomination Committee

The Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of directors to be submitted to a general meeting of shareholders. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

(ii)	Audit Committee

The Audit Committee is authorized to audit the execution by directors and executive officers of their duties and determine the particulars of proposals concerning the election and dismissal of the independent auditor to be submitted to a general meeting of shareholders. This committee’s current members are Haruo Tsuji (outside director), Koji Tajika (outside director) and Fumihide Nomura (non-executive director). Haruo Tsuji is the Chairman of this committee. All of the members are independent under the standards set forth in the Sarbanes-Oxley Act and Koji Tajika satisfies the requirements of “audit committee financial expert” under the Sarbanes-Oxley Act.

(iii)	Compensation Committee

The Compensation Committee is authorized to determine the particulars of the compensation for each director and executive officer. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

(4)	Allocation of full-time staff for the outside directors

Secretariat and Office of Audit Committee assist directors, including the outside directors, in execution of their operations.

(5)	Framework for operational execution

Thirty-two executive officers determine the matters delegated by resolutions of the Board of Directors and execute the business of the Company. Important matters of those delegated to executive officers are determined by the Board of Executive Officers or the Executive Management Board, each of which comprises the executive officers. The Board of Executive Officers composed of all thirty-two executive officers is authorized to determine the annual business plan and budget and the allocation of the management resources of the Nomura Group. The Executive Management Board consisting of ten executive officers including all representative executive officers is authorized to determine important matters concerning the management of the Nomura Group. The Commitment Committee is chaired by an executive officer appointed by the President & Chief Executive Officer and composed of six executive officers appointed by the chair of the Commitment Committee. The Commitment Committee is authorized to determine or discuss important matters regarding less liquid positions of the Nomura Group.

The Internal Controls Committee is authorized to determine basic matters concerning establishment of internal control and procedures relating to the business management structure of the Nomura Group. The Internal Controls Committee is consisted of four executive officers including the President & Chief Executive Officer and two non-executive directors, the Chairman of the Audit Committee and an Audit Mission Director.

(6)	Internal control / Internal audit, audit by Audit Committee and financial audit

The Audit Committee is composed entirely of non-executive part-time directors and has central responsibilities for management audit functions under the Board of Directors. In order to facilitate audit functions, the following measures have been undertaken:

1. Two non-executive but full-time directors (Audit Mission Directors) who are familiar with the business and organization of the Nomura Group, are assigned by the Board of Directors. They thus supplement the audit conducted by the Audit Committee, maintain the merits of the previous statutory audit system. The duty of an Audit Mission Director is to conduct operational supervision including daily inspections and investigations, such as attending important committee meetings.

2. The Nomura Group has established an Internal Audit Division that is independent from other business and business support lines. The Head of Internal Audit supervises internal audit operations of the Company and its subsidiaries. The Internal Audit Division is directed by the Internal Controls Committee, members of which include a director belonging to the Audit Committee and an Audit Mission Director. Further, internal audit results are reported not only to the executive management but also to the Audit Committee and Audit Mission Directors.

3. The Company has appointed Ernst & Young ShinNihon as the company’s independent auditors. The Company strives to ensure proper account processing and transparent management for financial reporting under the review of the independent auditors. The Audit Committee hears the report and explanation from the independent auditors and oversees appropriateness of the method and and result of the audit performed by the independent auditors. The Audit Committee also examines the financial statements (including the consolidated financial statements) and supplementary schedules. The Audit Committee has the authority to pre-approve audit or non-audit services provided by the company’s independent auditors as required by the U.S. auditor independent rules. Internal Audit Division meets the independent auditors on regular and adhoc base when necessary in order to exchange information on audit plan and audit result reciprocally.

(7)	Risk Management Structure

The Company has an independent global risk management unit headquartered in Tokyo to support risk management which takes place at each level of Nomura’s business. The global risk management unit also monitors and manages market, credit, event and market liquidity risks with regard to Nomura’s trading and investment portfolios on a worldwide basis.

Nomura’s Executive Management Board is responsible for establishing global risk policies, and monitoring and managing the various risks that the Company faces in the business activities.

Nomura’s Board of Executive Officers and Executive Management Board also determine Nomura’s strategic direction and allocate resources and capital to each of Nomura’s businesses. The Executive Management Board reviews Nomura’s business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. The Board of Executive Officers is made up of all of Nomura’s Executive Officers. The Executive Management Board is made up of Representative Executive Officers and some of Nomura’s Executive Officers appointed by Nomura’s Board of Directors. Nomura’s President and Chief Executive Officer is the Chairman of both of the organizations.

In addition to the above structure, the Commitment Committee was set up in order to control risks relating to the less liquid asset investments etc. Nomura’s Commitment Committee is made up of the Executive Officers assigned by the Chairman of the Committee, while such Chairman is appointed by the President and Chief Executive Officer.

Nomura’s global risk management headquartered in Tokyo provides risk information to the Executive Management Board and quantifies risk for each of Nomura’s businesses.

The Company has made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system enables the Company to produce various analyses of global-based exposure to counterparties under the unified obligor identification, as well as to calculate risk amounts, including Value-at-Risk amounts, based upon Nomura’s position and sensitivity data sets provided from Nomura’s regional risk management. The system, which senior management, global risk manager and regional risk managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide. This enables the Company to achieve more efficient risk monitoring and more effective risk control.

2) Summary of personal, capital, dealing and other conflicts of interest between the Company, its outside directors and outside auditors

None

3) Implementation to expand company corporate governance in the recent year

The Company provides a forum for its outside directors where they discuss its corporate governance practices or procedures such as functions of the Board of Directors. Such forum was held three times during the year ended March 31, 2005.

For the purpose of disclosure of corporate information, the Disclosure Committee met eight times during the year ended March 31, 2005 to discuss matters relating to the annual securities report (yuka-shoken-hokokusho) and Form 20-F (annual report to be filed with the U.S. Securities and Exchange Commission). Also, the Disclosure Committee makes arrangements for documentation and evaluation of effectiveness of the Company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act that will apply to the Company from the year ended March 31, 2007.

Parent Company

None

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) B.S.C. (Closed)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Advisory Services (Malaysia) Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues we receive from commissions because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income and equity markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets. Market fluctuations can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, a market upturn could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We utilize various hedging techniques to mitigate these position risks. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the terrorist attack on September 11, 2001 or the Russian economic crisis in 1998. Also, we face losses if the level of market volatility differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. We may incur significant losses from these activities.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Concentration of risk can expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity. If we cannot properly close out our associated positions, in particular over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has, historically, moved in a direction that would offset a change in value in the long position. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which information is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to cash may be impaired. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business because of their assessment of our long-term or short-term financial prospects:

•	if we incur large trading losses,
•	if the level of our business activity decreases due to a market downturn, or
•	if regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. This additional risk premium, commonly known as “Japan premium”, may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of short-term bonds payable and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to purchase new instruments when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial conditions. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. A reduction in our credit ratings, or being placed on “credit watch” with negative implications, could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources—particularly in connection with our operations in Europe and the United States.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price moves. These include not only the events such as the terrorist attack on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions such as M&A with respect to our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	holding securities of third parties,

•	entering into swap or other derivative contracts under which counterparties have obligations to make payments to us,

•	executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries, or

•	extending credit to our clients through bridge or margin loans or other arrangements.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we have insufficient value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

        The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with on-line securities companies in Japan is insensifying

Since the late 1990s, the financial services sector in Japan has been deregulated. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in on-line securities brokerage, are offering securities brokerage services at low commission rates. In response to commission deregulation, we also restructured our stock brokerage commissions to offer lower commissions depending on the trading amount and the type of customer account. Additionally, some on-line securities companies have recently tried to offer underwriting services for initial public offerings at dramatically reduced commission rates in order to gain market share. Should this strategy become more prevalent and prove successful, we would have to respond by offering lower commissions in order to retain our market share. We may continue to experience pricing pressures in the future.

Competition with securities companies affiliated with Japanese commercial banks is increasing

In recent years, securities companies affiliated with Japanese commercial banks have been increasing their market shares in the underwriting business, especially with respect to corporate bonds issued by Japanese companies, thereby undercutting our share. Some of these securities companies have been successful in capturing the lead underwriter’s position in major corporate bond offerings.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services, particularly M&A advisory services.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, other major securities companies have recently been seeking to form business alliances with major commercial banks, reportedly with a view to an eventual consolidation of those financial institutions, in order to be able to increase their competitiveness and market share by combining banking and other financial services. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered are enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose our market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face the following types of operational risk, and if such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention or reputational damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures,

•	suffering damages due to suspension or malfunction of systems, most of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd.,

•	suffering damages as a result of the destruction of our facilities or systems due to large-scale disasters or criminal actions, or

•	suffering damages as a result of the restriction of our business operation or investment activities due to social confusion from political reasons.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. Also, in accordance with the amendments to the Securities and Exchange Law effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by an employee, Director or Executive Officer could bind us to transactions that exceed authorized limits or present unacceptable risks, or hide from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. In recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. The standards relating to protection of personal information that apply to us have become more stringent under the Law Concerning Protection of Personal Information and rules, regulations and guidelines relating thereto. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with this law. The provisions of this law applicable to us became effective on April 1, 2005.

Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any such damage us or our reputation could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We may not be able to realize gains we expect on our private equity investments

As discussed in “Private Equity Business” under item 5.A. of this annual report, we restructured our European private equity business in 2002. Following the restructuring, the investments that comprised the ‘old’ Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees. Under the legal agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no Board of Director representation in any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interest between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma investments are in the residential real estate, consumer finance, retail and business process outsourcing sectors, thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the residential real estate sectors in the UK and Germany, given the overall risk weighting to these sectors. Furthermore, given the large and illiquid nature of the Terra Firma investments, TFCPL, who manage these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in “Private Equity Investments” under item 5.A. of this annual report. The investments of this business are mainly in the retail, manufacturing and theme park sectors in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of product to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information contains the following items.

•	Quarterly Results - Consolidated Income Statement

•	Quarterly Results - Business Segment

•	Quarterly Results - Reconciliation of the business segment information to the consolidated income statement information

•	Commissions/fees received and Net gain on trading (Accumulated)

•	Commissions/fees received and Net gain on trading (Quarterly)

•	Consolidated Income Statement Information

•	Business segment information

•	Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen						% Change
	For the three months ended						(B-A)/(A)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)
Revenue:
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	40.5
Fees from investment banking	15,434	32,339	18,412	26,137	14,719	24,068	63.5
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942	24,949	25.1
Net gain on trading	53,567	23,073	54,709	70,337	70,802	43,847	(38.1)
Gain (loss) on private equity investments	498	(2,097)	(2,165)	11,508	(2,490)	2,247	—
Interest and dividends	81,891	101,102	122,035	96,351	133,415	183,936	37.9
Gain (loss) on investments in equity securities	10,271	(11,624)	7,752	8,915	(2,825)	31,199	—
Private equity entities product sales	17,368	15,858	20,250	21,585	125,373	124,934	(0.4)
Other	8,548	4,747	7,206	11,815	7,031	14,182	101.7

Total revenue	275,295	228,828	293,761	328,353	421,119	526,860	25.1
Interest expense	61,367	71,987	99,873	93,820	134,384	144,615	7.6

Net revenue	213,928	156,841	193,888	234,533	286,735	382,245	33.3

Non-interest expenses:
Compensation and benefits	65,943	64,206	67,441	77,398	87,148	89,146	2.3
Commissions and floor brokerage	6,409	6,502	4,068	6,931	8,278	17,236	108.2
Information processing and communications	19,281	20,136	20,404	21,587	22,348	22,397	0.2
Occupancy and related depreciation	13,274	12,986	13,152	14,122	35,392	37,171	5.0
Business development expenses	5,429	7,767	6,824	8,194	13,050	8,703	(33.3)
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	54,823	55,888	1.9
Other	19,955	19,116	21,306	27,243	34,992	34,095	(2.6)

	141,462	140,634	144,696	167,563	256,031	264,636	3.4

Income before income taxes	72,466	16,207	49,192	66,970	30,704	117,609	283.0

Income tax expense (benefit):
Current	26,001	22,291	10,939	45,162	21,592	45,321	109.9
Deferred	5,633	(9,300)	13,112	(3,735)	791	11,407	1,342.1

	31,634	12,991	24,051	41,427	22,383	56,728	153.4

Net income	40,832	3,216	25,141	25,543	8,321	60,881	631.7

	Yen						% Change
Per share of common stock:
Basic-
Net income	21.03	1.66	12.95	13.16	4.30	31.89	641.6

Diluted-
Net income	21.03	1.66	12.94	13.15	4.30	31.83	640.2

Note: Reclassifications -

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Changes in the fair value of both the embedded derivative and related economic hedges are netted.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows results of operations by business segment.

(1) Net revenue
	Millions of yen						% Change
	For the three months ended						(B-A)/(A)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)
Domestic Retail	86,969	64,762	73,020	79,616	84,812	101,434	19.6
Global Markets	71,799	44,886	56,641	69,761	49,759	77,740	56.2
Global Investment Banking	12,945	22,874	20,242	19,384	12,785	20,453	60.0
Global Merchant Banking	2,758	(2,347)	(3,488)	10,415	(3,267)	6,875	—
Asset Management	9,673	10,994	12,343	10,512	12,545	13,829	10.2

Sub Total	184,144	141,169	158,758	189,688	156,634	220,331	40.7
Other	94	14,871	8,605	11,653	14,805	(532)	—

Net revenue	184,238	156,040	167,363	201,341	171,439	219,799	28.2

(2) Non-interest expense
	Millions of yen						% Change
	For the three months ended						(B-A)/(A)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)
Domestic Retail	53,294	54,920	54,981	60,005	54,507	60,012	10.1
Global Markets	41,175	41,513	43,797	56,416	50,486	46,219	(8.5)
Global Investment Banking	10,668	11,472	10,734	13,357	10,616	11,336	6.8
Global Merchant Banking	3,004	2,430	2,208	2,728	2,588	2,194	(15.2)
Asset Management	8,894	8,810	8,903	9,479	9,241	9,870	6.8

Sub Total	117,035	119,145	120,623	141,985	127,438	129,631	1.7
Other	7,685	7,257	2,876	4,794	6,585	8,662	31.5

Non-interest expense	124,720	126,402	123,499	146,779	134,023	138,293	3.2

(3) Income (loss) before income taxes
	Millions of yen						% Change
	For the three months ended						(B-A)/(A)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)
Domestic Retail	33,675	9,842	18,039	19,611	30,305	41,422	36.7
Global Markets	30,624	3,373	12,844	13,345	(727)	31,521	—
Global Investment Banking	2,277	11,402	9,508	6,027	2,169	9,117	320.3
Global Merchant Banking	(246)	(4,777)	(5,696)	7,687	(5,855)	4,681	—
Asset Management	779	2,184	3,440	1,033	3,304	3,959	19.8

Sub Total	67,109	22,024	38,135	47,703	29,196	90,700	210.7
Other *	(7,591)	7,614	5,729	6,859	8,220	(9,194)	—

Income (loss) before income taxes	59,518	29,638	43,864	54,562	37,416	81,506	117.8

*  The major components of income / (loss) before income taxes

Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) income taxes in “Other”

	Millions of yen						% Change
	For the three months ended						(B-A)/(A)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)
Net gain/loss on trading related to economic hedging transactions	(12,832)	4,333	834	(2,022)	(2,788)	(8,463)	—
Realized gain (loss) on investments in equity securities held for relationship purpose	471	3,733	1,991	755	8,168	(67)	—
Equity in earnings of affiliates	2,498	435	2,515	1,823	2,749	2,939	6.9
Corporate items	(718)	(1,142)	1,578	4,801	503	(3,715)	—
Others	2,990	255	(1,189)	1,502	(412)	112	—

Total	(7,591)	7,614	5,729	6,859	8,220	(9,194)	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Reconciliation of the business segment information to the consolidated income statement information

(1) Consolidated net revenue
	Millions of yen
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005
Net Revenue	184,238	156,040	167,363	201,341	171,439	219,799
Unrealized gain (loss) on investments in equity securities held for relationship purpose	9,800	(15,357)	5,761	8,160	(10,993)	31,266
Effect of consolidation/deconsolidation of certain private equity investee companies	19,890	16,158	20,764	25,032	126,289	131,180

Consolidated net revenue	213,928	156,841	193,888	234,533	286,735	382,245

(2) Consolidated non-interest expenses
	Millions of yen
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005
Non-interest expenses	124,720	126,402	123,499	146,779	134,023	138,293
Unrealized gain (loss) on investments in equity securities held for relationship purpose	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	16,742	14,232	21,197	20,784	122,008	126,343

Consolidated non-interest expenses	141,462	140,634	144,696	167,563	256,031	264,636

(3) Income before income taxes
	Millions of yen
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005
Income before income taxes	59,518	29,638	43,864	54,562	37,416	81,506
Unrealized gain (loss) on investments in equity securities held for relationship purpose	9,800	(15,357)	5,761	8,160	(10,993)	31,266
Effect of consolidation/deconsolidation of certain private equity investee companies	3,148	1,926	(433)	4,248	4,281	4,837

Income before income taxes	72,466	16,207	49,192	66,970	30,704	117,609

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

"Commissions/fees received" and "Net gain on trading" consist of the following:

Commissions/fees received

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2005 (A)	September 30, 2004 (B)	(A-B)/(B)	March 31, 2005
Commissions	132,650	115,118	15.2	221,963

Brokerage Commissions	82,556	84,169	(1.9)	156,198
Commissions for Distribution of Investment Trust	37,110	19,457	90.7	41,660

Fees from Investment Banking	38,787	47,773	(18.8)	92,322

Underwriting and Distribution	25,644	37,004	(30.7)	69,553
M&A / Financial Advisory Fees	13,103	10,752	21.9	22,639

Asset Management and Portfolio Service Fees	44,891	38,030	18.0	78,452

Asset Management Fees	38,894	32,569	19.4	67,183

Total	216,328	200,921	7.7	392,737

Net gain on trading

	Millions of yen		% Change	Millions of Yen
	For the six months ended			For the year ended
	September 30, 2005 (A)	September 30, 2004 (B)	(A-B)/(B)	March 31, 2005
Merchant Banking	4,222	3,247	30.0	4,013
Equity Trading	54,294	28,324	91.7	76,815
Fixed Income and Other Trading	56,133	45,069	24.5	120,858

Total	114,649	76,640	49.6	201,686

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen						% Change
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)	(B-A)/(A)
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	40.5

Brokerage Commissions	52,287	31,882	29,844	42,185	31,581	50,975	61.4
Commissions for Distribution of Investment Trust	12,120	7,337	10,522	11,681	17,465	19,645	12.5

Fees from Investment Banking	15,434	32,339	18,412	26,137	14,719	24,068	63.5

Underwriting and Distribution	10,610	26,394	13,994	18,555	8,548	17,096	100.0
M&A / Financial Advisory Fees	4,816	5,936	4,414	7,473	6,154	6,949	12.9

Asset Management and Portfolio Service Fees	18,185	19,845	19,287	21,135	19,942	24,949	25.1

Asset Management Fees	15,449	17,120	16,673	17,941	16,885	22,009	30.3

Total	103,152	97,769	83,974	107,842	89,813	126,515	40.9

Net gain on trading

	Millions of yen						% Change
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)	(B-A)/(A)
Merchant Banking	2,922	325	255	511	189	4,033	2,033.9
Equity Trading	29,984	(1,660)	17,814	30,677	38,901	15,393	(60.4)
Fixed Income and Other Trading	20,661	24,408	36,640	39,149	31,712	24,421	(23.0)

Total	53,567	23,073	54,709	70,337	70,802	43,847	(38.1)

Consolidated Income Statement Information :

    US GAAP Figures

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended						(B-A)/(A)	For the six months ended		(D-C)/(C)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)		September 30, 2004 (C)	September 30, 2005 (D)
Revenue:
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	40.5	115,118	132,650	15.2
Fees from investment banking	15,434	32,339	18,412	26,137	14,719	24,068	63.5	47,773	38,787	(18.8)
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942	24,949	25.1	38,030	44,891	18.0
Net gain on trading	53,567	23,073	54,709	70,337	70,802	43,847	(38.1)	76,640	114,649	49.6
Gain (loss) on private equity investments	498	(2,097)	(2,165)	11,508	(2,490)	2,247	—	(1,599)	(243)	—
Interest and dividends	81,891	101,102	122,035	96,351	133,415	183,936	37.9	182,993	317,351	73.4
Gain (loss) on investments in equity securities	10,271	(11,624)	7,752	8,915	(2,825)	31,199	—	(1,353)	28,374	—
Private equity entities product sales	17,368	15,858	20,250	21,585	125,373	124,934	(0.4)	33,226	250,307	653.3
Other	8,548	4,747	7,206	11,815	7,031	14,182	101.7	13,295	21,213	59.6

Total revenue	275,295	228,828	293,761	328,353	421,119	526,860	25.1	504,123	947,979	88.0
Interest expense	61,367	71,987	99,873	93,820	134,384	144,615	7.6	133,354	278,999	109.2

Net revenue	213,928	156,841	193,888	234,533	286,735	382,245	33.3	370,769	668,980	80.4

Non-interest expenses:
Compensation and benefits	65,943	64,206	67,441	77,398	87,148	89,146	2.3	130,149	176,294	35.5
Commissions and floor brokerage	6,409	6,502	4,068	6,931	8,278	17,236	108.2	12,911	25,514	97.6
Information processing and communications	19,281	20,136	20,404	21,587	22,348	22,397	0.2	39,417	44,745	13.5
Occupancy and related depreciation	13,274	12,986	13,152	14,122	35,392	37,171	5.0	26,260	72,563	176.3
Business development expenses	5,429	7,767	6,824	8,194	13,050	8,703	(33.3)	13,196	21,753	64.8
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	54,823	55,888	1.9	21,092	110,711	424.9
Other	19,955	19,116	21,306	27,243	34,992	34,095	(2.6)	39,071	69,087	76.8

	141,462	140,634	144,696	167,563	256,031	264,636	3.4	282,096	520,667	84.6

Income before income taxes	72,466	16,207	49,192	66,970	30,704	117,609	283.0	88,673	148,313	67.3

Business segment information :

    Total of business segments

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended						(B-A)/(A)	For the six months ended		(D-C)/(C)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)		September 30, 2004 (C)	September 30, 2005 (D)
Revenue:
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	40.5	115,118	132,650	15.2
Fees from investment banking	15,434	32,339	18,412	26,137	14,719	24,068	63.5	47,773	38,787	(18.8)
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942	24,949	25.1	38,030	44,891	18.0
Net gain on trading	53,567	23,073	54,709	70,337	70,802	43,847	(38.1)	76,640	114,649	49.6
Gain (loss) on private equity investments	498	(1,310)	(2,165)	11,508	(2,490)	2,408	—	(812)	(82)	—
Interest and dividends	81,884	101,090	122,027	96,341	132,850	183,389	38.0	182,974	316,239	72.8
Gain (loss) on investments in equity securities	471	3,733	1,991	755	8,168	(67)	—	4,204	8,101	92.7
Private equity entities product sales	—	—	—	—	—	—	—	—	—	—
Other	6,026	3,659	6,693	8,333	4,371	5,827	33.3	9,685	10,198	5.3

Total revenue	245,598	228,014	267,229	295,116	303,514	361,919	19.2	473,612	665,433	40.5
Interest expense	61,360	71,974	99,866	93,775	132,075	142,120	7.6	133,334	274,195	105.6

Net revenue	184,238	156,040	167,363	201,341	171,439	219,799	28.2	340,278	391,238	15.0

Non-interest expenses:
Compensation and benefits	64,364	62,047	64,432	73,850	69,148	69,985	1.2	126,411	139,133	10.1
Commissions and floor brokerage	5,929	6,087	3,547	6,518	5,478	8,561	56.3	12,016	14,039	16.8
Information processing and communications	19,233	20,068	20,185	21,434	20,454	20,508	0.3	39,301	40,962	4.2
Occupancy and related depreciation	13,012	12,473	12,281	13,052	11,270	12,847	14.0	25,485	24,117	(5.4)
Business development expenses	5,114	7,440	6,173	7,521	6,255	7,708	23.2	12,554	13,963	11.2
Private equity entities cost of goods sold	—	—	—	—	—	—	—	—	—	—
Other	17,068	18,287	16,881	24,404	21,418	18,684	(12.8)	35,355	40,102	13.4

	124,720	126,402	123,499	146,779	134,023	138,293	3.2	251,122	272,316	8.4

Income before income taxes	59,518	29,638	43,864	54,562	37,416	81,506	117.8	89,156	118,922	33.4

Reconciliation items of the business segment information to the consolidated income statement information :

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for relationship purpose

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended						(B-A)/(A)	For the six months ended		(D-C)/(C)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005 (A)	September 30, 2005 (B)		September 30, 2004 (C)	September 30, 2005 (D)
Revenue:
Commissions	—	—	—	—	—	—	—	—	—	—
Fees from investment banking	—	—	—	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—	—	—	—
Gain (loss) on private equity investments	—	(787)	—	—	—	(161)	—	(787)	(161)	—
Interest and dividends	7	12	8	10	565	547	(3.2)	19	1,112	5,752.6
Gain (loss) on investments in equity securities	9,800	(15,357)	5,761	8,160	(10,993)	31,266	—	(5,557)	20,273	—
Private equity entities product sales	17,368	15,858	20,250	21,585	125,373	124,934	(0.4)	33,226	250,307	653.3
Other	2,522	1,088	513	3,482	2,660	8,355	214.1	3,610	11,015	205.1

Total revenue	29,697	814	26,532	33,237	117,605	164,941	40.2	30,511	282,546	826.0
Interest expense	7	13	7	45	2,309	2,495	8.1	20	4,804	23,920.0

Net revenue	29,690	801	26,525	33,192	115,296	162,446	40.9	30,491	277,742	810.9

Non-interest expenses:
Compensation and benefits	1,579	2,159	3,009	3,548	18,000	19,161	6.5	3,738	37,161	894.1
Commissions and floor brokerage	480	415	521	413	2,800	8,675	209.8	895	11,475	1,182.1
Information processing and communications	48	68	219	153	1,894	1,889	(0.3)	116	3,783	3,161.2
Occupancy and related depreciation	262	513	871	1,070	24,122	24,324	0.8	775	48,446	6,151.1
Business development expenses	315	327	651	673	6,795	995	(85.4)	642	7,790	1,113.4
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	54,823	55,888	1.9	21,092	110,711	424.9
Other	2,887	829	4,425	2,839	13,574	15,411	13.5	3,716	28,985	680.0

	16,742	14,232	21,197	20,784	122,008	126,343	3.6	30,974	248,351	701.8

Income before income taxes	12,948	(13,431)	5,328	12,408	(6,712)	36,103	—	(483)	29,391	—

Unconsolidated Financial Information of Major consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

- Nomura Holdings, Inc. Financial Information ( Parent Company Only)

- Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

Financial Summary For the Six Months Ended September 30, 2005

(Unconsolidated)

Date:	October 27, 2005

Company name (code number):	Nomura Holdings, Inc. (8604)
URL(http://www.nomura.com/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
Number of shares in unit share system:	100 shares
Date of interim dividend payment:	December 1, 2005

(1) Operating Results

	(Millions of yen except percentages)

	Operating Revenue	(Comparison)		Operating Income	(Comparison)		Ordinary Income	(Comparison)
Six Months Ended September 30, 2005	153,396	(-28.7	%*3)	107,536	(-36.7	%*3)	110,494	(-35.4	%*3)
Six Months Ended September 30, 2004	214,995			169,952			171,105
Year Ended March 31, 2005	269,600			177,898			179,408

	Net Profit	(Comparison)		Net Profit per share (Yen)
Six Months Ended September 30, 2005	107,627	(-37.1	%*3)	55.98
Six Months Ended September 30, 2004	171,055			88.06
Year Ended March 31, 2005	148,113			76.26

Notes:	1. Average number of shares issued and outstanding during	Six months ended September 30, 2005:	1,922,726,948
		Six months ended September 30, 2004:	1,942,378,559
		The year ended March 31, 2005:	1,942,315,257
	2. Change in accounting method: None
	3. Comparison shows increase from the six months ended September 30, 2004.

(2) Dividend

	Dividend Per Share
	Interim	Annual
	Yen	Yen
Six months ended:
September 30, 2005	12.00	—
September 30, 2004	10.00	—
Year ended March 31, 2005	—	20.00

(3) Financial Position

(Millions of yen except per share data and percentages)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity/ Total Liabilities and Shareholders’ Equity (%)	Shareholders’ Equity Per Share (Yen)
September 30, 2005	3,269,931	1,536,612	47.0	806.34
September 30, 2004	2,969,025	1,519,731	51.2	782.42
March 31, 2005	3,010,792	1,485,538	49.3	764.88

1. Number of shares issued and outstanding at	September 30, 2005:	1,905,653,772
	September 30, 2004:	1,942,348,200
	March 31, 2005:	1,942,188,866
2. Number of treasury stock issued and outstanding at	September 30, 2005:	60,266,088
	September 30, 2004:	23,571,660
	March 31, 2005:	23,730,994

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

	(Millions of yen)

	September 30, 2005	March 31, 2005	Increase/(Decrease)	September 30, 2004
ASSETS
Current Assets	1,494,015	1,185,775	308,241	1,110,293

Cash and time deposits	13,297	7,395	5,901	5,992
Short-term loans receivable	1,421,726	1,090,526	331,200	1,058,260
Deferred tax assets	1,690	4,581	(2,891)	2,991
Other current assets	57,308	83,275	(25,967)	43,051
Allowance for doubtful accounts	(5)	(2)	(2)	(2)

Fixed Assets	1,775,916	1,825,017	(49,101)	1,858,732

Tangible fixed assets	37,385	38,152	(767)	39,120
Intangible assets	60,544	65,916	(5,372)	64,559
Investments and others	1,677,987	1,720,949	(42,962)	1,755,053
Investment securities	209,937	185,558	24,380	164,282
Investments in subsidiaries and affiliates (at cost)	1,165,618	1,134,697	30,920	1,166,514
Other securities of subsidiaries and affiliates	9,103	5,660	3,443	—
Long-term loans receivable	184,812	280,950	(96,139)	306,683
Long-term guarantee deposits	52,500	50,312	2,188	51,505
Deferred tax assets	38,764	46,998	(8,234)	40,889
Other investments	17,286	16,807	479	25,213
Allowance for doubtful accounts	(33)	(33)	0	(34)

TOTAL ASSETS	3,269,931	3,010,792	259,139	2,969,025

LIABILITIES
Current liabilities	1,135,825	906,931	228,894	826,904

Short-term borrowings	1,014,500	745,500	269,000	691,000
Bond with maturity of less than one year	—	60,000	(60,000)	60,000
Payables to customers and others	82,033	75,780	6,253	63,553
Accrued income taxes	27,032	4,024	23,009	200
Other current liabilities	12,260	21,627	(9,367)	12,152

Long-term liabilities	597,495	618,323	(20,828)	622,390

Bonds payable	180,000	180,000	—	180,000
Long-term borrowings	416,000	436,000	(20,000)	439,500
Other long-term liabilities	1,495	2,323	(828)	2,890

TOTAL LIABILITIES	1,733,320	1,525,254	208,066	1,449,294

SHAREHOLDERS’ EQUITY
Common stock	182,800	182,800	—	182,800
Capital reserves	114,326	114,326	0	114,322
Additional paid-in capital	112,504	112,504	—	112,504
Other capital reserves	1,821	1,821	0	1,817
Earned surplus	1,257,634	1,169,430	88,205	1,211,795
Earned surplus reserve	81,858	81,858	—	81,858
Voluntary reserve	1,020,029	950,033	69,996	950,033
Unappropriated retained earnings	155,747	137,538	18,209	179,904
Net unrealized gain on investments	62,854	50,603	12,251	42,203
Treasury stock	(81,003)	(31,620)	(49,383)	(31,389)

TOTAL SHAREHOLDERS’ EQUITY	1,536,612	1,485,538	51,073	1,519,731

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,269,931	3,010,792	259,139	2,969,025

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

	(Millions of yen)

	Six Months Ended September 30, 2005 (A)	Six Months Ended September 30, 2004 (B)	Comparison (A-B)/(B) %	Fiscal Year Ended March 31, 2005
Operating revenue	153,396	214,995	(28.7)	269,600

Property and equipment fee revenue	29,268	26,934	8.7	55,787
Rent revenue	15,549	14,657	6.1	29,511
Royalty on trademark	8,501	7,737	9.9	14,880
Dividend from subsidiaries and affiliates	95,734	162,153	(41.0)	162,389
Others	4,344	3,513	23.7	7,032

Operating expenses	45,860	45,043	1.8	91,702

Compensation and benefits	459	586	(21.6)	1,687
Rental and maintenance	15,961	15,173	5.2	31,061
Data processing and office supplies	10,037	9,731	3.1	20,117
Depreciation and amortization	13,338	13,904	(4.1)	27,762
Others	3,503	3,087	13.5	5,926
Interest expenses	2,562	2,562	0.0	5,149

Operating income	107,536	169,952	(36.7)	177,898

Non-operating income	3,041	1,863	63.2	3,632
Non-operating expenses	83	710	(88.4)	2,122

Ordinary income	110,494	171,105	(35.4)	179,408

Special profits	8,292	5,693	45.7	10,218
Special losses	2,152	1,554	38.5	49,661

Profit before income taxes	116,634	175,244	(33.4)	139,965

Income taxes - current	6,396	2,257	183.3	3,455

Income taxes - deferred	2,611	1,932	35.2	(11,603)

Net profit	107,627	171,055	(37.1)	148,113

Unappropriated retained earnings brought forward	48,121	8,849	443.8	8,849

Interim dividend	—	—	—	19,423

Unappropriated retained earnings	155,747	179,904	(13.4)	137,538

Notes to Financial Statements

The financial information for the six months ended September 30, 2005 were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1)	Other securities

a. Securities with market value

Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.

(2) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method.

2. Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method. However buildings (except leasehold improvements) acquired after March 31, 1998 are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method.

3. Provisions

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the difference is depreciated over the remaining period.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

The Company applies the consolidated tax return system.

Notes to Unconsolidated Balance Sheet Information

1.	Financial Guarantees

	(Millions of yen)

	September 30, 2005	March 31, 2005	September 30, 2004
Financial guarantees outstanding	2,030,210	1,761,453	1,791,935

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

	(Millions of yen)

September 30, 2005	March 31, 2005	September 30, 2004
68,124	66,582	66,413

Notes to Unconsolidated Income Statement Information

1.	“Property and equipment fee revenue” is revenue from the leasing of furniture and fixtures, and software to subsidiaries, including Nomura Securities Co., Ltd.

2.	“Rent revenue” is revenue from the leasing of properties to subsidiaries, including Nomura Securities Co., Ltd.

3.	“Royalty on trademark” is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4.	“Others” (Operating revenue) includes fees from securities lending and interest received on loans from subsidiaries, including Nomura Securities Co., Ltd.

5.	Special profits and losses consist of the following:

	(Millions of yen)

	Six Months Ended September 30, 2005	Six Months Ended September 30, 2004	Year Ended March 31, 2005
Special profits
Gain on sales of investment securities	8,292	5,497	10,022
Reversal of allowance for doubtful accounts	—	0	—
Gain on redemption of warrants	—	195	195

Special losses
Loss on sales of investment securities	323	1	68
Loss on devaluation of investment securities	57	1,553	2,351
Loss on devaluation of investments in affiliates	160	—	47,242
Loss on retirement of fixed assets	1,612	—	—

Notes on Securities Held

Stocks of Subsidiaries and Affiliates with Market Values

	(Millions of yen)

	Book value	Market Value	Difference
Investments in affiliates	45,785	106,921	61,135

Notes on Other Information

Information on lease transactions will be disclosed on EDINET.

Financial Summary For the Six Months Ended September 30, 2005

Date:	October 27, 2005

Company name:	Nomura Securities Co., Ltd.
(URL http://www.nomura.co.jp/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Representative:	Nobuyuki Koga
President, Nomura Securities Co., Ltd.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811

(1) Operating Results

	(Millions of yen except percentages)

	Operating Revenue	(Comparison)		Net Operating Revenue	(Comparison)		Operating Income	(Comparison)
Six Months Ended September 30, 2005	336,640	(15.5	%*)	301,658	(16.2	%*)	125,211	(31.9	%*)
Six Months Ended September 30, 2004	291,531			259,684			94,953
Year Ended March 31, 2005	571,830			509,735			175,085

	Ordinary Income	(Comparison)		Net Income	(Comparison)
Six Months Ended September 30, 2005	125,226	(30.0	%*)	76,227	(38.4	%*)
Six Months Ended September 30, 2004	96,309			55,082
Year Ended March 31, 2005	177,302			103,509

Note:	Comparison shows increase/decrease from the six months ended September 30, 2004.

(2) Financial Position

	(Millions of yen except percentages)

	Total Assets	Shareholder’s Equity	Shareholder’s Equity/ Total Liabilities and Shareholder’s Equity (%)	Capital Adequacy Ratio (%)
September 30, 2005	13,884,624	742,900	5.4	286.4
September 30, 2004	13,736,651	713,917	5.2	235.2
March 31, 2005	15,117,216	762,343	5.0	236.5

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

(Unaudited)

(Millions of yen)

	September 30, 2005	March 31, 2005	Increase/(Decrease)	September 30, 2004
ASSETS
Current Assets	13,803,829	15,039,850	(1,236,021)	13,674,242

Cash and time deposits	461,780	204,913	256,867	208,525
Deposits with exchanges and other segregated cash	761	760	1	760
Trading assets:	6,030,141	8,173,289	(2,143,147)	7,703,061
Trading securities	5,752,960	7,916,470	(2,163,510)	7,431,551
Derivative contracts	277,182	256,819	20,363	271,510
Net receivables arising from pre-settlement date trades	610,098	358,985	251,113	—
Margin account assets:	216,055	252,854	(36,800)	245,831
Loans to customers in margin transactions	156,233	178,325	(22,093)	192,996
Cash collateral to securities finance companies	59,822	74,529	(14,707)	52,836
Loans with securities as collateral:	6,276,520	5,817,682	458,838	5,257,439
Cash collateral for securities borrowed	4,885,263	5,014,466	(129,204)	4,626,015
Loans in gensaki transactions	1,391,257	803,215	588,042	631,424
Receivables from customers and others	2,636	1,440	1,196	1,684
Short-term guarantee deposits	55,081	41,119	13,961	66,137
Short-term loans receivable	23,889	112,198	(88,309)	133,516
Deferred tax assets	53,911	44,398	9,513	20,385
Other current assets	72,974	32,244	40,731	36,939
Allowance for doubtful accounts	(16)	(31)	15	(36)

Fixed Assets	80,794	77,366	3,428	62,409

Tangible fixed assets	3,411	3,210	201	816
Intangible assets	19,021	12,462	6,559	2,869
Investments and others	58,362	61,695	(3,332)	58,724
Investment securities	195	195	—	195
Deferred tax assets	37,754	36,687	1,066	35,321
Other investments	21,195	25,580	(4,385)	23,964
Allowance for doubtful accounts	(781)	(767)	(14)	(756)

TOTAL ASSETS	13,884,624	15,117,216	(1,232,593)	13,736,651

(Millions of yen)

	September 30, 2005	March 31, 2005	Increase/(Decrease)	September 30, 2004
LIABILITIES
Current Liabilities	12,631,191	13,837,984	(1,206,793)	12,436,932

Trading liabilities:	3,003,485	3,380,434	(376,949)	3,000,431
Trading securities	2,735,903	3,223,285	(487,381)	2,853,760
Derivative contracts	267,582	157,150	110,432	146,670
Net payables arising from pre-settlement date trades	—	—	—	305,959
Margin account liabilities:	35,587	35,379	208	29,218
Borrowings from securities finance companies	2,615	3,092	(477)	8,041
Customer margin sale proceeds	32,972	32,287	685	21,176
Borrowings with securities as collateral:	4,529,877	5,657,098	(1,127,221)	5,003,689
Cash collateral for securities loaned	2,428,013	3,163,099	(735,086)	2,689,735
Borrowings in gensaki transactions	2,101,863	2,493,999	(392,135)	2,313,954
Payables to customers and others	218,805	195,656	23,149	184,373
Guarantee deposits received	110,288	72,288	38,000	73,016
Short-term borrowings	4,093,888	4,121,067	(27,179)	3,360,250
Commercial paper	20,000	147,000	(127,000)	215,000
Short-term bonds payable	504,000	86,800	417,200	69,500
Bond due within one year	—	—	—	100,000
Accrued income taxes	20,352	14,459	5,893	11,627
Other current liabilities	94,909	127,803	(32,894)	83,872

Long-term Liabilities	507,914	514,888	(6,974)	584,301

Bonds payable	258,200	258,200	—	258,200
Long-term borrowings	183,000	190,000	(7,000)	260,000
Reserve for retirement benefits	54,983	52,452	2,532	51,379
Other long-term liabilities	11,731	14,237	(2,506)	14,723

Statutory Reserves	2,618	2,001	617	1,500

Reserve for securities transactions	2,618	2,001	617	1,500

TOTAL LIABILITIES	13,141,723	14,354,873	(1,213,150)	13,022,734

SHAREHOLDER’S EQUITY
Common stock	10,000	10,000	—	10,000
Capital reserves	529,579	529,579	—	529,579
Additional paid-in capital	529,579	529,579	—	529,579
Earned surplus	203,322	222,764	(19,443)	174,338
Voluntary reserve	63,000	63,000	—	63,000
Unappropriated retained earnings	140,322	159,764	(19,443)	111,338

TOTAL SHAREHOLDER’S EQUITY	742,900	762,343	(19,443)	713,917

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	13,884,624	15,117,216	(1,232,593)	13,736,651

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

(Unaudited)

(Millions of yen except percentages)

	Six Months Ended September 30, 2005 (A)	Six Months Ended September 30, 2004 (B)	Comparison (A-B)/(B)(%)	Year Ended March 31, 2005
Operating revenue	336,640	291,531	15.5	571,830

Commissions	170,020	154,745	9.9	297,608
Net gain on trading	115,937	98,284	18.0	204,773
Net gain on other inventories	5	2	231.6	6
Interest and dividend income	50,678	38,500	31.6	69,442

Interest expenses	34,982	31,848	9.8	62,095

Net operating revenue	301,658	259,684	16.2	509,735

Selling, general and administrative expenses	176,448	164,730	7.1	334,650

Transaction-related expenses	36,081	33,100	9.0	67,223
Compensation and benefits	72,734	68,222	6.6	135,065
Rental and maintenance	21,333	21,230	0.5	43,625
Data processing and office supplies	39,281	37,311	5.3	77,689
Others	7,019	4,868	44.2	11,048

Operating income	125,211	94,953	31.9	175,085

Non-operating income	800	2,035	(60.7)	3,344
Non-operating expenses	784	680	15.3	1,127

Ordinary income	125,226	96,309	30.0	177,302

Special profits	—	293	(100.0)	287
Special losses	617	1,087	(43.3)	1,630

Income before income taxes	124,609	95,515	30.5	175,959

Income taxes - current	58,962	36,227	62.8	93,624
Income taxes - deferred	(10,579)	4,206	—	(21,174)

Net income	76,227	55,082	38.4	103,509

Unappropriated retained earnings brought forward	64,095	56,256	13.9	56,256

Unappropriated retained earnings	140,322	111,338	26.0	159,764

Notes to Financial Statements

The financial information for the six months ended September 30, 2005 were prepared in accordance with the “Cabinet Office Ordinance Regarding Securities Companies” (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, September, 2001) based on “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977), collectively Japanese GAAP.

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1) For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

(2) For non-trading purposes

Securities with no market value are recorded at cost using the moving average method.

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2) Amortization of intangible assets

Intangible assets are amortized primarily over their estimated useful lives on the straight-line method.

3. Provisions

(1) Allowance for doubtful accounts

To provide for loan losses, Nomura Securities Co., Ltd. (Nomura Securities) made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2) Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

(3) Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5. Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

Nomura Securities applies consolidated tax return system.

Notes to Balance Sheet Information

1. Financial Guarantees

		(Millions of yen)

	September 30, 2005	March 31, 2005	September 30, 2004
Financial guarantees outstanding	1,702,433	1,364,956	1,216,508

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

	(Millions of yen)

September 30, 2005	March 31, 2005	September 30, 2004
1,116	800	399

3. Subordinated Borrowings, Bonds, and Notes

		(Millions of yen)

	September 30, 2005	March 31, 2005	September 30, 2004
Short-term borrowings	170,000	70,000	—
Long-term borrowings	90,000	190,000	260,000
Bonds payable	60,000	60,000	60,000

Notes to Income Statement Information

1. Breakdown of Special Profits

		(Millions of yen)

	Six Months Ended September 30, 2005	Six Months Ended September 30, 2004	Year Ended March 31, 2005
Special profits
Reversal of allowance for doubtful accounts	—	293	287

2. Breakdown of Special Losses

		(Millions of yen)

	Six Months Ended September 30, 2005	Six Months Ended September 30, 2004	Year Ended March 31, 2005
Special losses
Loss on devaluation of fixed assets	—	845	888
Reserve for securities transactions	617	241	742

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)

	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005
	September 30, 2005 (A)	September 30, 2004 (B)
Brokerage commissions	71,771	72,880	(1.5)%	133,076

(Stocks)	67,238	67,755	(0.8)	123,339
Underwriting commissions	16,362	21,980	(25.6)	40,399

(Stocks)	14,304	19,508	(26.7)	35,973
(Bonds)	2,058	2,472	(16.8)	4,425
Distribution commissions	39,292	23,089	70.2	49,131

(Investment trust certificates)	37,027	19,351	91.3	41,453
Other commissions	42,596	36,796	15.8	75,001

(Investment trust certificates)	17,178	14,544	18.1	29,821

Total	170,020	154,745	9.9	297,608

(2) Breakdown by Product
	(Millions of yen except percentages)

	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005
	September 30, 2005(A)	September 30, 2004(B)
Stocks	83,352	89,357	(6.7)%	162,954
Bonds	8,039	9,623	(16.5)	18,679
Investment trust certificates	57,865	38,540	50.1	80,191
Others	20,764	17,226	20.5	35,784

Total	170,020	154,745	9.9	297,608

2. Net Gain on Trading
	(Millions of yen except percentages)

	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005
	September 30, 2005(A)	September 30, 2004(B)
Stocks	41,712	32,641	27.8%	70,337
Bonds and forex	74,224	65,643	13.1	134,436

Total	115,937	98,284	18.0	204,773

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

3. Stock Trading (excluding futures transactions)

(Millions of shares or yen except per share data and percentages)

	Six Months Ended
	September 30, 2005 (A)		September 30, 2004 (B)		Comparison (A-B)/(B)(%)		Year Ended March 31, 2005
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	34,752	36,265,607	30,902	30,048,771	12.5%	20.7%	61,049	57,892,981

(Brokerage)	23,313	22,872,012	21,707	19,988,347	7.4	14.4	42,571	37,600,648
(Proprietary Trading)	11,439	13,393,595	9,196	10,060,424	24.4	33.1	18,478	20,292,333

Brokerage / Total	67.1%	63.1%	70.2%	66.5%			69.7%	64.9%

TSE Share	5.9%	7.3%	6.5%	7.0%			6.1%	6.8%

Brokerage Commission per share (yen)	2.87		3.10				2.88

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005
	September 30, 2005 (A)	September 30, 2004 (B)
Underwriting
Stocks (number of shares)	103	119	(13.5)%	374
(yen amount)	396,724	466,381	(14.9)	915,220
Bonds (face value)	4,564,039	4,167,898	9.5	9,249,792
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	31,400	283,600	(88.9)	469,800
Subscription and Distribution*
Stocks (number of shares)	367	468	(21.4)	868
(yen amount)	469,564	508,630	(7.7)	1,032,890
Bonds (face value)	1,807,468	1,309,318	38.0	2,415,724
Investment trust certificates (yen amount)	8,560,802	7,062,322	21.2	14,155,124
Commercial paper and others (face value)	6,400	281,400	(97.7)	466,600

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

(Millions of yen except percentages)

			September 30, 2005	September 30, 2004	March 31, 2005
Tier I		(A)	742,900	713,917	666,673

Tier II	Statutory reserves		2,617	1,500	2,000
	Allowance for doubtful accounts		15	35	30
	Subordinated debt		319,500	319,800	319,500

	Total	(B)	322,133	321,335	321,531

Illiquid Asset		(C)	161,412	200,853	156,371

Net Capital (A) + (B) - (C) =		(D)	903,621	834,399	831,833

Risk	Market risk		66,920	134,140	125,301
	Counterparty risk		154,499	127,407	133,042
	Basic risk		94,025	93,137	93,334

	Total	(E)	315,445	354,685	351,678

Capital Adequacy Ratio		(D)/(E)	286.4%	235.2%	236.5%

*	Market risk calculation method has been changed to internal risk model from standard method defined in Article 5 of the Cabinet Office Regulation Regarding Capital Adequacy Ratio since April 2005.

Nomura Securities Co., Ltd. Quarterly Income Statement Information

(Millions of yen)

	For the Quarter from April 1, 2004 to June 30, 2004	For the Quarter from July 1, 2004 to September 30, 2004	For the Quarter from October 1, 2004 to December 31, 2004	For the Quarter from January 1, 2005 to March 31, 2005	For the Quarter from April 1, 2005 to June 30, 2005	For the Quarter from July 1, 2005 to September 30, 2005
Operating revenue	162,977	128,554	133,357	146,941	151,412	185,228

Commissions	82,401	72,344	63,048	79,815	70,069	99,951
Net gain on trading	62,286	35,999	53,019	53,471	57,546	58,391
Net gain on other inventories	1	1	2	3	3	2
Interest and dividend income	18,289	20,211	17,289	13,653	23,794	26,883
Interest expenses	21,057	10,791	16,629	13,618	20,997	13,985

Net operating revenue	141,920	117,763	116,728	133,323	130,415	171,243

Selling, general and administrative expenses	80,723	84,008	80,900	89,019	84,071	92,376

Transaction-related expenses	15,084	18,015	14,922	19,201	15,770	20,311
Compensation and benefits	35,249	32,974	33,354	33,489	35,048	37,685
Rental and maintenance	10,407	10,822	10,930	11,465	10,343	10,990
Data processing and office supplies	17,853	19,459	19,380	20,997	19,621	19,659
Other	2,130	2,738	2,314	3,867	3,288	3,731

Operating income	61,198	33,756	35,828	44,304	46,343	78,867

Non-operating income	1,647	389	361	947	475	324
Non-operating expenses	256	424	191	256	382	402

Ordinary income	62,588	33,721	35,998	44,995	46,437	78,790

Special profits	130	163	20	(26)	12	(12)
Special losses	—	1,087	272	271	255	362

Income before income taxes	62,719	32,797	35,746	44,698	46,194	78,416

Income taxes - current	20,143	16,084	8,732	48,665	18,386	40,576

Income taxes - deferred	7,537	(3,331)	5,750	(31,129)	219	(10,798)

Net income	35,039	20,043	21,265	27,162	27,589	48,638